Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2023

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2023	2022
	Notes	$	$

Assets

Current assets

Cash	3	119,084	90,548
Short-term investments		1,644	-
Amounts receivable		8,871	11,700
Other assets		3,201	2,546
		132,800	104,794

Non-current assets

Investments in associates	4	318,460	319,763
Other investments	5	72,184	73,504
Royalty, stream and other interests	6	1,364,329	1,378,253
Goodwill		111,204	111,204
Other assets		9,763	8,783
		2,008,740	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities		3,811	6,825
Dividends payable		10,160	10,121
Lease liabilities		1,085	921
		15,056	17,867

Non-current liabilities

Lease liabilities		7,688	6,701
Long-term debt	7	134,370	147,950
Deferred income taxes		92,564	86,572
		249,678	259,090

Equity

Share capital	8	2,087,576	2,076,070
Contributed surplus		78,835	77,295
Accumulated other comprehensive income		45,552	47,435
Deficit		(452,901)	(463,589)
		1,759,062	1,737,211
		2,008,740	1,996,301

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2023	2022
	Notes	$	$
			(Note 2)

Revenues	10	59,587	50,689

Cost of sales	10	(4,041)	(3,181)
Depletion	10	(13,495)	(11,298)
Gross profit		42,051	36,210

Other operating expenses
General and administrative		(6,209)	(4,836)
Business development		(1,496)	(1,421)
Operating income		34,346	29,953
Interest income		2,063	1,108
Finance costs		(2,870)	(5,926)
Foreign exchange gain		19	818
Share of (loss) income of associates		(6,145)	2,604
Other gains (losses), net	10	1,826	(6,360)
Earnings before income taxes		29,239	22,197
Income tax expense		(8,391)	(5,393)
Net earnings from continuing operations		20,848	16,804
Net loss from discontinued operations		-	(22,333)
Net earnings (loss)		20,848	(5,529)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		20,848	326
Non-controlling interests		-	(5,855)
Net earnings per share from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	11	0.11	0.10

Net earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	11	0.11	-

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars)

	2023	2022
	$	$
		(Note 2)

Net earnings (loss)	20,848	(5,529)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of loss
Changes in fair value of financial assets at fair value through other comprehensive income	(1,438)	(15,769)
Income tax effect	2	2,063

Items that may be reclassified to the consolidated statement of loss
Currency translation adjustments	(447)	(6,806)
Other comprehensive loss	(1,883)	(20,512)

Comprehensive income (loss)	18,965	(26,041)

Comprehensive income (loss) attributable to Osisko Gold Royalties Ltd's shareholders:
From continuing operations	18,965	(3,619)
From discontinued operations	-	(16,478)

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	18,965	(20,097)
Non-controlling interests	-	(5,944)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars)

		2023	2022
	Notes	$	$
			(Note 2)
Operating activities
Net earnings from continuing operations		20,848	16,804
Adjustments for:
Share-based compensation		2,289	1,750
Depletion and amortization		13,754	11,573
Impairment of assets		271	520
Finance costs		123	1,698
Share of loss (income) of associates		6,145	(2,604)
Change in fair value of financial assets at fair value through profit and loss		2,745	7,948
Net gain on dilution of investments		(4,842)	(2,060)
Foreign exchange loss (gain)		16	(876)
Deferred income tax expense		7,460	5,159
Other		(87)	(20)
Net cash flows provided by operating activities before changes in non-cash working capital items		48,722	39,892
Changes in non-cash working capital items	12	(3,272)	615
Net operating cash flows provided by continuing operations		45,450	40,507
Net operating cash flows used by discontinued operations		-	(16,897)
Net cash flows provided by operating activities		45,450	23,610

Investing activities
Acquisitions of short-term investments		(1,643)	-
Acquisitions of investments		(271)	(6,296)
Acquisitions of royalty and stream interests		-	(9,290)
Net investing cash flows used by continuing operations		(1,914)	(15,586)
Net investing cash flows used by discontinued operations		-	3,314
Net cash flows used in investing activities		(1,914)	(12,272)

Financing activities
Bought deal equity financing		-	311,962
Share issue costs		-	(12,816)
Repayment of long-term debt, net of discount on banker's acceptances		(13,463)	-
Exercise of share options and shares issued under the share purchase plan		8,900	622
Normal course issuer bid purchase of common shares		-	(4,879)
Dividends paid		(9,753)	(8,723)
Withholding taxes on settlement of restricted and deferred share units		(456)	(424)
Other		(212)	(214)
Net financing cash flows used by continuing operations		(14,984)	285,528
Net financing cash flows provided by discontinued operations		-	37,137
Net cash flows provided by (used in) financing activities		(14,984)	322,665

Increase in cash before effects of exchange rate changes		28,552	334,003

Effects of exchange rate changes on cash
Continuing operations		(16)	(92)
Discontinued operations		-	(159)
Net increase in cash		28,536	333,752
Cash - beginning of period		90,548	115,698
Cash - end of period	3	119,084	449,450

Additional information on the consolidated statements of cash flows is presented in Note 12.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2023
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common			other
	shares	Share	Contributed	comprehensive
	outstanding	capital	surplus	Income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net earnings	-	-	-	-	20,848	20,848
Other comprehensive loss	-	-	-	(1,883)	-	(1,883)
Comprehensive income (loss)	-	-	-	(1,883)	20,848	18,965

Dividends declared	-	-	-	-	(10,160)	(10,160)
Shares issued - Dividends reinvestment plan	22,012	368	-	-	-	368
Shares issued - Employee share purchase plan	4,982	82	-	-	-	82
Share options - Share-based compensation	-	-	843	-	-	843
Share options exercised	659,515	11,056	(2,208)	-	-	8,848
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,075	-	-	1,075
Income tax impact	-	-	805	-	-	805
Deferred share units to be settled in common shares:
Share-based compensation	-	-	371	-	-	371
Income tax impact	-	-	654	-	-	654
Balance - March 31, 2023	184,724,237	2,087,576	78,835	45,552	(452,901)	1,759,062

(i) As at March 31, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($11.2 million) and items that may be recycled to the consolidated statements of income (loss) amounting to $56.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2022
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd's shareholders
	Number of				Equity	Accumulated
	common		Warrants		component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive			controlling
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	Interests	Total
		$	$	$	$	$	$	$	$	$
									(Note 2)
Balance - January 1, 2022	166,517,489	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net earnings (loss)	-	-	-	-	-	-	326	326	(5,855)	(5,529)
Other comprehensive loss	-	-	-	-	-	(20,423)	-	(20,423)	(89)	(20,512)
Comprehensive (loss) income	-	-	-	-	-	(20,423)	326	(20,097)	(5,944)	(26,041)

Bought deal financing	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	-	-	-	-	-	-	-	-	40,446	40,446
Effect of changes in ownership of a subsidiary on non-controlling interest	-	-	-	-	-	-	1,213	1,213	(1,213)	-
Dividends declared	-	-	-	-	-	-	(10,167)	(10,167)	-	(10,167)
Shares issued - Dividends reinvestment plan	29,929	434	-	-	-	-	-	434	-	434
Shares issued - Employee share purchase plan	4,809	73	-	-	-	-	-	73	-	73
Share options - Share-based compensation	-	-	-	698	-	-	-	698	807	1,505
Share options exercised	41,526	774	-	(152)	-	-	-	622	-	622
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	867	-	-	-	867	889	1,756
Income tax impact	-	-	-	176	-	-	-	176	-	176
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	262	-	-	-	262	357	619
Income tax impact	-	-	-	99	-	-	-	99	-	99
Normal course issuer bid purchase of common shares	(347,492)	(3,724)	-	-	-	-	(1,155)	(4,879)	-	(4,879)
Warrants expired unexercised	-	-	(18,072)	18,072	-	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	-	-	(11,970)	11,970	-	-	-
Balance - March 31, 2022	184,846,261	2,082,961	-	62,547	14,510	26,458	(280,855)	1,905,621	180,798	2,086,419

(i) As at March 31, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $8.1 million and items that may be recycled to the consolidated statement of income (loss) amounting to $18.3 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange, and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein.

On September 30, 2022, Osisko ceased to consolidate Osisko Development Corp. ("Osisko Development") as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed of on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the annual consolidated financial statements of Osisko for the years ended December 31, 2022 and 2021 for more details.

3. Cash

As at March 31, 2023 and December 31, 2022, the cash position was as follows:

	March 31,	December 31,
	2023	2022
	$	$

Cash held in Canadian dollars	37,713	24,192
Cash held in U.S. dollars (US$60,128; US$48,993)	81,371	66,356
Total cash	119,084	90,548

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Investments in associates

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
	$	$

Balance - Beginning of period	319,763	125,354
Acquisitions	271	2,361
Share of loss	(6,145)	(2,438)
Share of other comprehensive loss	-	(1,368)
Net gain on ownership dilution	4,842	3,604
Gain on deemed disposal	-	11,854
Transfers to other investments (Note 5)	-	(15,343)
Impairments	(271)	(2,361)
Investments in associates held by Osisko Development and deconsolidated on September 30, 2022 (Note 2)	-	(8,900)
Reclassification of interest held by the Company in Osisko Development (Note 2)	-	207,000
Balance - End of period	318,460	319,763

5. Other investments

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	24,217	47,981
Acquisitions	-	4,438
Exercise of warrants	-	(80)
Change in fair value (i)	143	(17,236)
Acquisition of Tintic by Osisko Development (Note 2)	-	(10,827)
Foreign exchange revaluation impact	-	50
Investments held by Osisko Development and deconsolidated on September 30, 2022 (Note 2)	-	(109)
Balance - End of period	24,360	24,217

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	18,337	94,231
Acquisitions	-	5,260
Transfer from associates (Note 5)	-	15,343
Change in fair value	(1,438)	(43,486)
Disposals	-	(21,634)
Investments held by Osisko Development deconsolidated on September 30, 2022 (Note 2)	-	(31,377)
Balance - End of period	16,899	18,337

Subtotal reported to next page	41,259	42,554

(i) In January 2023, a convertible secured senior note of $17.6 million was amended. The accrued interest receivable of $2.8 million was capitalized to the capital of the note, the interest rate was increased from 7% to 8% per annum, the conversion price of the note was reduced from $0.55 to $0.50 per common share and the maturity date of the note was extended to December 31, 2024. In addition, the Company has the ability to apply the loan or a portion of the loan against future stream payments due to the operator when certain triggering events will be met.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Other investments (continued)

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
	$	$

Subtotal from previous page	41,259	42,554

Amortized cost (notes)
Balance - Beginning of period	30,950	26,798
Acquisitions	-	5,175
Repayments	-	(2,960)
Foreign exchange revaluation impact	(25)	1,937
Balance - End of period	30,925	30,950

Total	72,184	73,504

Other investments comprise common shares, warrants and convertible instruments, mostly from Canadian publicly traded companies, as well as loan receivables (notes) from two private companies, owning the Renard diamond mine and the Amulsar gold project.

6. Royalty, stream and other interests

	Three months ended March 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	879,075	484,590	14,588	1,378,253
Depletion	(6,848)	(6,647)	-	(13,495)
Currency conversion adjustments	(103)	(315)	(11)	(429)

Balance - March 31	872,124	477,628	14,577	1,364,329

Producing
Cost	634,026	566,071	-	1,200,097
Accumulated depletion and impairment	(430,166)	(245,390)	-	(675,556)
Net book value - March 31	203,860	320,681	-	524,541

Development
Cost	367,801	211,611	33,218	612,630
Accumulated depletion and impairment	(794)	(55,341)	(28,206)	(84,341)
Net book value - March 31	367,007	156,270	5,012	528,289

Exploration and evaluation
Cost	304,646	677	9,565	314,888
Accumulated depletion and impairment	(3,389)	-	-	(3,389)
Net book value - March 31	301,257	677	9,565	311,499

Total net book value - March 31	872,124	477,628	14,577	1,364,329

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Royalty, stream and other interests (continued)

Potential silver stream - CSA mine

In March 2023, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company, entered into a definitive silver purchase agreement with Metals Acquisition Corp. ("MAC") with respect to a silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Pursuant to the CSA Silver Stream, Osisko Bermuda will make an upfront cash deposit to MAC of US$75.0 million (the "Silver Deposit"). The Silver Deposit will be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the transaction, the Silver Deposit will be increased by US$15.0 million to a total of US$90.0 million.

Osisko Bermuda will be entitled to receive refined silver equal to 100% of payable silver produced from CSA for the life of the mine, effective as of February 1, 2023. Osisko Bermuda will make ongoing cash payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the later of the seventh anniversary of the closing date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.

Closing of the CSA Silver Stream is expected in the second quarter of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC closing the financings required to fund the acquisition of CSA, MAC shareholders approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda also agreed to subscribe for US$15.0 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Potential copper stream - CSA mine

In March 2023, Osisko Bermuda entered into a definitive copper purchase agreement with MAC with respect to a copper stream referenced to production from CSA (the "CSA Backstop Copper Stream"). Pursuant to the CSA Backstop Copper Stream, Osisko Bermuda will make an upfront cash deposit to MAC of up to US$75.0 million (the "Available Copper Deposit"), which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of CSA.

If the Available Copper Deposit is drawn in full, Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. MAC and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Backstop Copper Stream.

In conjunction with the CSA Backstop Copper Stream, Osisko Bermuda has agreed to subscribe for up to US$25.0 million in equity of MAC as part of its concurrent equity financing (the "Copper Equity Subscription"). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Royalty, stream and other interests (continued)

		Year ended December 31, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	123,359	850	-	124,209
Depletion	(27,362)	(23,993)	-	(51,355)
Impairment	(1,818)	-	-	(1,818)
Currency conversion adjustments	8,282	21,149	932	30,363
Recognition of royalty and stream interests following the deconsolidation of Osisko Development (Note 2)	73,501	48,552	-	122,053

Balance - December 31	879,075	484,590	14,588	1,378,253

Producing
Cost	634,058	566,348	-	1,200,406
Accumulated depletion and impairment	(423,634)	(238,938)	-	(662,572)
Net book value - December 31	210,424	327,410	-	537,834

Development
Cost	367,845	211,755	33,245	612,845
Accumulated depletion and impairment	(753)	(55,252)	(28,229)	(84,234)
Net book value - December 31	367,092	156,503	5,016	528,611

Exploration and evaluation
Cost	304,685	677	9,572	314,934
Accumulated depletion and impairment	(3,126)	-	-	(3,126)
Net book value - December 31	301,559	677	9,572	311,808

Total net book value - December 31	879,075	484,590	14,588	1,378,253

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Long-term debt

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2023	2022
	$	$

Revolving credit facility	135,000	150,000
Unamortized discount on banker's acceptances	(630)	(2,050)
Long-term debt, net of discount on banker's acceptances	134,370	147,950
Current portion	-	-
Non-current portion	134,370	147,950
	134,370	147,950

Revolving credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In March 2023, the Company repaid an amount of $15.0 million on the Facility. As at March 31, 2023, the effective interest rate on the drawn balance was 6.5%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at March 31, 2023, all such ratios and requirements were met.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

184,724,237 common shares

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

During the three months ended March 31, 2023, the Company did not purchase any common shares under the NCIB program (347,492 common shares for $4.9 million during the three months ended March 31, 2022).

Dividends

On January 16, 2023, the Company issued 22,012 common shares under the Dividend Reinvestment Plan ("DRIP"), at a discount rate of 3%. On February 23, 2023, the Board of Directors declared a quarterly dividend of $0.055 per common share paid on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023. As at March 31, 2023, the holders of 15.8 million common shares had elected to participate in the DRIP, representing dividends payable of $0.9 million. Therefore, 40,284 common shares were issued on April 14, 2023 at a discount rate of 3%.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share-based compensation

Share options

The Company offers a share option plan to its directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding:

	Three months ended March 31, 2023		Year ended December 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,511,922	13.55	3,730,580	14.09
Granted (i)	528,700	17.61	684,100	14.25
Exercised	(659,515)	13.42	(309,749)	13.56
Forfeited / Cancelled	(17,001)	13.72	(35,135)	13.48
Expired	(5,333)	13.50	(557,874)	18.02
Balance - End of period	3,358,773	14.21	3,511,922	13.55
Options exercisable - End of period	1,472,204	13.30	1,916,888	13.40

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the three months ended March 31, 2023 was $19.09 ($16.26 for the year ended December 31, 2022).

The following table summarizes the share options outstanding as at March 31, 2023:

	Options outstanding			Options exercisable
			Weighted
			average
	Weighted		remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
11.92 - 14.50	2,716,699	13,45	2.8	1,429,096	13.20
15.97 - 17.61	642,074	17.46	4.6	43,108	16.61
	3,358,773	14.21	3.1	1,472,204	13.30

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2023	Year ended December 31, 2022

Dividend per share	1.5%	1.5%
Expected volatility	41%	41%
Risk-free interest rate	3.7%	2.6%
Expected life	46 months	47 months
Weighted average share price	$17.61	$14.25
Weighted average fair value of options granted	$5.70	$4.38

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2023, the total share-based compensation related to share options amounted to $0.8 million ($0.7 million during the three months ended March 31, 2022).

Deferred and restricted share units

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2023		Year ended December 31, 2022
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	429,575	852,803	376,203	878,397
Granted	-	224,800	78,200	275,520
Reinvested dividends	1,330	2,809	6,018	13,483
Settled	-	-	(30,846)	(278,806)
Forfeited	-	-	-	(35,791)
Balance - End of period	430,905	1,080,412	429,575	852,803
Balance - Vested	351,909	-	350,822	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) The RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in the first three months of 2023 have a weighted average value of $17.61 per RSU (no RSU was granted during the first three months of 2022).

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2023 amounted to $1.4 million ($1.1 million for the three months ended March 31, 2022).

Based on the closing price of the common shares at March 31, 2023 ($21.36), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled in equity amounts to $4.0 million ($3.1 million as at December 31, 2022) and to $17.2 million based on all DSU and RSU outstanding ($11.2 million as at December 31, 2022).

10. Additional information on the consolidated statements of income (loss)

	2023	2022
	$	$

Revenues
Royalty interests	39,178	34,989
Stream interests	20,409	15,700
	59,587	50,689

Cost of sales
Royalty interests	135	94
Stream interests	3,906	3,087
	4,041	3,181
Depletion
Royalty interests	6,848	6,855
Stream interests	6,647	4,443
	13,495	11,298
Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	(2,745)	(7,948)
Net gain on dilution of investments in associates	4,842	2,060
Net gain on acquisition of investments (i)	-	48
Impairment of investments	(271)	(520)
	1,826	(6,360)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Net earnings per share

	2023	2022
	$	$

Net earnings from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	20,848	16,804

Net earnings attributable to Osisko Gold Royalties Ltd's shareholders	20,848	326

Basic weighted average number of common shares outstanding (in thousands)	184,719	166,926
Dilutive effect of share options	724	352
Diluted weighted average number of common shares	185,443	167,278

Net earnings per share from continuing operations
Basic and diluted	0.11	0.10

Net earnings per share
Basic and diluted	0.11	-

For the three months ended March 31, 2023, 0.5 million share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

For the three months ended March 31, 2022, 559,500 share options and the 13,106,160 common shares underlying the convertible debentures (which were repaid on December 31, 2022) were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

12. Additional information from continuing operations on the consolidated statements of cash flows

	2023	2022
	$	$

Interests received measured using the effective rate method	1,431	112
Interests paid on long-term debt	2,728	1,093
Income taxes paid	931	234

Changes in non-cash working capital items
Increase in amounts receivable	(59)	(1,970)
(Increase) decrease in other current assets	(655)	240
(Decrease) increase in accounts payable and accrued liabilities	(2,558)	2,345
	(3,272)	615

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	March 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	18,161	18,161
Other minerals	604	-	5,595	6,199
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	4,445	-	3,530	7,975
Other minerals	8,924	-	-	8,924
	13,973	-	27,286	41,259

			December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	18,026	18,026
Other minerals	844	-	5,347	6,191
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	6,288	-	3,530	9,818
Other minerals	8,519	-	-	8,519
	15,651	-	26,903	42,554

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Fair value of financial instruments (continued)

During the three months ended March 31, 2023 and 2022, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the three months ended March 31, 2023 and 2022:

	2023	2022
	$	$

Balance - January 1	26,903	34,934
Acquisitions	-	4,438
Change in fair value - warrants expired(i)	-	(287)
Change in fair value - investments held at the end of the period(i)	383	(801)
Foreign exchange revaluation impact	-	(155)
Balance - March 31	27,286	38,129

(i)  Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at March 31, 2023 and December 31, 2022.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters or assumptions related to the instruments since the issuance, acquisition or renewal of those financial instruments.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Segment disclosure

The President and CEO (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	38,285	381	23	489	-	39,178
Streams	9,741	8,293	-	-	2,375	20,409

	48,026	8,674	23	489	2,375	59,587

2022

Royalties	33,806	336	35	812	-	34,989
Streams	8,629	4,237	276	-	2,558	15,700

	42,435	4,573	311	812	2,558	50,689

(i) 90% of North America's revenues are generated from Canada during the three months ended March 31, 2023 (92% during the three months ended March 31, 2022).

For the three months ended March 31, 2023, three royalty/stream interests generated revenues of $35.8 million ($31.2 million for the three months ended March 31, 2022), which represented 60% of revenues (62% of revenues for the three months ended March 31, 2022), including one royalty interest that generated revenues of $20.5 million ($19.8 million for the three months ended March 31, 2022).

For the three months ended March 31, 2023, revenues generated from precious metals and diamonds represented 87% and 12% of revenues, respectively. For the three months ended March 31, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2023

Royalties	658,521	157,243	17,329	24,066	-	14,965	872,124
Streams	222,397	174,943	-	-	30,179	50,109	477,628
Offtakes	-	-	9,565	-	5,012	-	14,577

	880,918	332,186	26,894	24,066	35,191	65,074	1,364,329

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

	(i) 81% of North America's net interests are located in Canada as at March 31, 2023 (81% as at December 31, 2022).

15. Related party transactions

As at March 31, 2023, a note receivable from an associate of $30.9 million ($30.9 million as at December 31, 2022) is included in other investments on the consolidated balance sheet and interest receivable from an associate of $6.0 million is included in amounts receivable ($5.2 million as at December 31, 2022). As of March 31, 2023, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

16. Subsequent event

Dividend

On May 10, 2023, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.